Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In Millions, Except Per Share Data)

	Three Months Ended
	May 5, 2002	April 29, 2001
BASIC

Net Earnings Available to Common Shareholders	$856	$632

Weighted Average Number of Common Shares Outstanding	2,349	2,326

Basic Earnings Per Share	$0.36	$0.27

DILUTED

Net Earnings Available to Common Shareholders	$856	$632

Weighted Average Number of Common Shares Outstanding	2,349	2,326

Effect of Potentially Dilutive Securities: Employee Stock Plans	16	21

Weighted Average Number of Common Shares Outstanding Assuming Dilution	2,365	2,347

Diluted Earnings Per Share	$0.36	$0.27

Employee stock plans represent options and shares granted under the Company’s employee stock purchase, stock option, and deferred compensation stock plans.  Options to purchase 11.3 million and 10.6 million shares of common stock at May 5, 2002 and April 29, 2001, respectively, were excluded from the computation of diluted earnings per share because their effects would have been anti-dilutive.